KRYS BOYLE, P.C.
                               Attorneys at Law
Telephone                   Suite 2700 South Tower                Facsimile
(303) 893-2300              600 Seventeenth Street            (303) 893-2882
                         Denver, Colorado 80202-5427


                                  July 9, 2008


Jennifer Hardy
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, DC  20549

     Re:  CET Services, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed June 2, 2008
          File No. 001-13852

Dear Ms. Hardy:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated June 25, 2008 (the "Comment Letter") regarding CET Services, Inc. ("CET" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

General

     1. As your proxy statement contains actions that are covered by Items 11 and 12 of Schedule 14A, pursuant to Item 13(a) of Schedule 14A please provide supplementary financial information meeting the requirements of Item 302 of Regulation S-K, as well as a statement as to whether or not representatives of your principal accountants for the current year and for the most recently completed fiscal year:

   *  Are expected to be present at the meeting;
   * Will have the opportunity to make a statement if they desire to do so; and
   *  Are expected to be available to respond to appropriate questions.

CET is a "smaller reporting company" as defined in Rule 10(f)(1) of Regulation S-K. Item 302(c) of Regulation S-K provides that smaller reporting companies are not required to provide the Supplementary Financial Information required by that item. As a result, we have not added that information in the revised preliminary proxy statement that we filed on July 9, 2008. We have added the other information requested by this comment on page 17 of the revised preliminary proxy statement.

     2. Please add a table to the proxy statement disclosing the number of shares of common stock after the merger that will be:

   *  issued and outstanding;
   *  authorized and reserved for issuance; and
   *  authorized but unreserved.

When preparing the table, please assume the approval of proposals 1, 3, 4, and 6.

We have added the requested table on page 8 of the revised preliminary proxy statement.

For the purposes of this table, we have used an assumed reverse stock ratio of one for three since we believe that ratio is the most likely to be used.

     3. We note that you filed a Form 10-QSB on May 15, 2008. Please note that due to the elimination of Regulation S-B effective February 4, 2008, Forms 10-QSB and 10-KSB are unavailable for reporting periods after December 31, 2007. Please file on a Form 10-Q for the period ended June 30, 2008 and follow the instructions therein. Please see SEC Release No. 33-8876 for more information.

CET will file a Form 10-Q for the period ended June 30, 2008.

Notice of Special Meeting of Shareholders, page 1

     4. On the first page of the proxy statement, as delivered to security holders, please state the approximate date on which the proxy statement and form of proxy are first to be sent or given to security holders. Please see
Item 1(b) of Schedule 14A.

The date on which the proxy statement is expected to be first sent or given to security holders has been added on the Notice page as requested.

Summary of the Merger, page 6

     5. You currently repeat information in your summary section and your Q&A section. The Q&A should not repeat any information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section. When revising these sections, please consider disclosing procedural information about the merger in the Q&A (i.e. voting procedures and appraisal rights) and substantive information about the terms of the merger in the summary.

We have revised the Summary of the Merger and Q&A sections on pages 6 through 11 to eliminate duplications and to reorganize the disclosures as suggested.

     6. Please address the $250,000 break-up fee in the summary section of the proxy statement and provide a cross-reference to a fuller discussion of the break-up fee in the merger agreement section of the proxy statement.

We have added a discussion of the break-up fee on page 8, as requested.

Parties to the Merger, page 6

     7. Please indicate that you have received a going concern opinion from your auditor.

We have added a disclosure concerning the going concern opinion from CET's auditors on page 6, as requested.

Reasons for the Merger, page 6

     8. Please provide a summary of the reason or reasons why your board believes that the value to be received by your shareholders in the merger would be greater than that available to you if you continue your current operations. In addition, please add a brief description of the nature of the value or benefit you believe current shareholders of CET will receive as a result of the merger.

We have added the requested disclosures on page 6.

Recommendations to Shareholders, page 7

     9. We note that Mr. Davis will receive benefits as a result of the merger that are different from those to be received by your other shareholders. Where you include the board's recommendation, please disclose with equal prominence that Mr. Davis will directly benefit from the merger in additional ways. Please make conforming disclosures throughout the proxy statement and, if applicable, please provide similar disclosure with respect to any other special benefits that management may receive as a result of the merger.

We have revised the disclosures in the revised preliminary proxy statement as requested by this comment on pages 7, 13 and 26.

     10. Please disclose that your board neither sought nor received a fairness opinion from an unaffiliated party as to whether the merger is fair to your non-management shareholders.

We have added the requested disclosure on page 7.

The Merger, page 6

     11. Please clarify that this transaction is a reverse merger and a change of control (both in beneficial ownership and management) and that after the merger, the operations will be conducted primarily through BMTS. Please also make it clear that CET expects to liquidate its real estate holdings.

We have revised the disclosures on page 7 to make the requested changes.

Questions and Answers about the Merger, page 8

Q.  What Will BMTS security holders receive in the proposed merger?, page 9

     12. Please confirm that the reference to 78,994,826 shares of CET common stock refers only to the number of shares of CET common stock that you estimate will be issued in the merger in exchange for outstanding shares of BMTS common stock and does not also include shares that would be issueable upon, the example, the exercise of assumed BMTS options. This disclosure appears to be inconsistent with your disclosure on page 51.

We have made revisions to the disclosures on page 7 in response to this comment. The revised disclosures are now consistent with other disclosures in the preliminary proxy statement.

Q. How much of CET will existing CET shareholders own after the merger?, page 9

     13. To clarify how much dilution your current shareholders will experience as a result of the merger, please quantify the percentage of outstanding shares currently held by the current CET shareholders and compare that to what they will own after the merger.

We have added the requested disclosure on page 10.

Q.  What happens if the merger is not consummated?,  page 10

     14. Please address the applicability of the break-up fee if the merger is not consummated.

The requested disclosure has been added on page 10.

Risk Factors, page 12.

Our current directors and executive officers own shares of common stock and have other interests in the merger that are different from yours, page 13.

     15. Please describe with specificity all of the different interests in the merger and related transactions possessed by your officers and directors, being sure to identify by name each officer and director.

We have added additional disclosures on page 13 in response to this comment.

Cautionary Statement Regarding Forward-Looking Statements, page 16

     16. Please note that the safe harbor for forward looking statements provided Sections 27A of the Securities Act and 21E of the Exchange Act are not available to issuers of penny stock. Please revise this disclosure to remove references to these sections and any other references you may have in your filing to them or to the Private Securities Litigation Reform Act.

Please also comply with this comment in the MD&A discussion on page 42.

We have made revisions on pages 16 and 44 of the revised preliminary proxy statement in response to this comment.

The Merger (Proposal No. 1), page 18

Background of the Merger, page 19

     17. Please disclose the background of the negotiations for the terms of the merger agreement, including how the parties arrived at the level of merger consideration (approximately 94% of the combined company) that would be paid to BMTS shareholders. In this regard, please address what aspects of the companies' financial condition the parties considered. We note, for example, that CET had approximately $2.1 million in revenue in 2007 and approximately $3.9 million of assets at ear end, while BMTS had only $326,935 in revenue in 2007 and $821,049 of assets at year end. Please address this as well in your discussion of the board's conclusion that the transaction is fair to CET shareholders.

We have added additional disclosures on page 22 to provide the information requested.

     18. Please address "the financial and business" framework that BMTS possessed but the four other possible reverse acquisitions you abandoned in 2007 did not.

We have added disclosures on page 21 in response to this comment.

     19. Please address the background to and reasons for the sale of real property to Mr. Davis in connection with the consummation of the merger.

We have included additional disclosures on page 22 in response to this comment.

CET's Reasons for the Merger; Recommendation of CET's Board of Directors, page 21

     20. We note your statement on page 21 that the "board of directors believes that the merger consideration is fair to the shareholders." Please revise this statement, as it implies that the current shareholders of CET will receive consideration as a result of the merger. In this regard, we note from the merger agreement that the current shareholders of CET will not receive any consideration directly as a result of the merger, and we further note that any indirect economic benefit conferred on the current shareholders of CET as a result of the merger would likely be due only to the future success of BMTS's business.

We have revised the statements on page 21 in response to this comment.

     21. Please address the extent to which BMTS's technology and business prospects were considered by your board in their decision to approve the merger agreement. In this regard, we note the public statements made by Mr. Davis to Biotech Business Week on June 2, 2008 concerning the Demolizer(R) II technology and noting that the technology was "a significant factor in [your] decision to enter into the merger agreement.

We have added disclosures on pages 22 and 23 concerning the factors considered by CET. Please be advised that the statements included in the article that appeared in Biotech Business Week were taken directly from a press release issued by CET on May 19, 2008 and filed as an exhibit to the Company's Form 8-K filed on May 20, 2008. Mr. Davis did not talk directly with anyone at Biotech Business Week.

     22. We note your statement on page 22, in the strategic alternatives paragraph, that none of the proposals received by the board "provided the financial or business framework necessary for CET to seriously consider a reverse acquisition or merger." Please clarify what this statement means and address the characteristics your board was seeking in an acquisition of merger partner.

The disclosures on page 21 have been revised in response to this comment.

     23. Please identify by name the legal and financial advisors referred to on page 22.

The names of the legal and financial advisors have been added on page 22, as requested.

Financial Interests of CET's Directors and Officers in the Merger, page 24

     24. Please expand your description of Mr. Davis's interest in the merger transaction. In doing so, among other points, please address the following points:

   *  Mr. Davis will purchase three of your five parcels of real property;
   *  Identify the properties Mr. Davis will purchase;
   *  The real property constitutes your primary asset;
   *  How the real property was valued for purposes of its sale to Mr. Davis;
   * Whether an appraisal was performed to determine the real property's fair market value;
   *  Who negotiated and approved the sale of the real property to Mr. Davis;
      and
   *  The key terms of the indemnity agreement.

Please see Item 5(a) of Schedule 14A.

Additional disclosures have been added on page 26 in response to this comment. Due to the recent sale of one of the properties by CET, the merger agreement has been amended to provide that Mr. Davis will only purchase two of the remaining four properties.

     25. We note that Dale W. Bleck served as your chief financial officer during the beginning of your current fiscal year. We further note from pate 21 that Mr. Bleck introduced the president of BMTS to Mr. Davis for the purpose of initiating prospective acquisition discussions. If Mr. Bleck received anything of value in consideration for facilitating the merger transaction, please describe this interest. Please see Item 5(a)(1) of
Schedule 14A.

Additional disclosures have been added on page 22 in response to this comment.

Board of Directors and Management of CET Following the Merger, page 26.

     26. Please clearly identify the identity of the corporation of which Messrs. Cox, Scheifley and Richardson will serve as directors and officers at the effective time of the merger. You currently indicate that they will serve in such capacities for BMTS; however, in the existing disclosure it is unclear whether BMTS is a reference to the corporation that will survive the merger and change its name in connection therewith or the corporation that is currently known as CET.

The disclosures on page 28 have been revised to make it clear that the officers and directors of both corporations will consist of these persons after the merger.

     27. If there are any arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters, please describe them in the proxy statement. Please see Instruction 2 to Item 6 of Schedule 14A.

Please be advised that there are no arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters.

Operations Following the Merger, page 26

     28. Identify which properties will be transferred to a newly formed subsidiary and discuss BMTS's plans for the subsidiary in connection with its business operations.

We have added disclosures on page 28 in response to this comment.

Information about CET Services, Inc., page 27

     29. Please provide the complete mailing addresses and telephone number of the principal executive offices for CET. Please see Item 14(b)(2) of
Schedule 14A.

The complete mailing address and phone number of CET has been added on page 30 as requested.

Information about BMTS, page 30

     30. Please provide the complete mailing address and telephone number of the principal executive offices for BMTS. Please see Item 14(b)(2) of
Schedule 14A. In addition, please indicate that BMTS is a privately-held company.

The complete mailing address and phone number of BMTS has been added on page 32 as requested.

The Merger Agreement, page 51

Terms of the Merger, page 51

     31.  Please disclose the following information:

   * The number of shares of CET common stock that you estimate will be issued in the merger in exchange for outstanding shares of BMTS common stock; and
   * The number of shares of CET common stock that you estimate would be issuable following the merger upon the exercise of all of the options, warrants and convertible notes to acquire BMTS common stock that you will assume in connection with the merger.

In your disclosure, please be sure to note the underlying assumptions you make in order to provide these numbers. These numbers should also be disclosed in the summary section of the proxy statement.

The requested information has been added on page 54 of the revised preliminary proxy statement.

Effect of Termination, page 55

     32. Please note and address the significance of the $250,000 break-up fee, including the circumstances under which you might become liable to BMTS for the break-up fee.

We have revised the disclosures on page 58, as requested.

Amendment to Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock (Proposal No. 3), page 65

     33. Please indicate, if true, that the board will determine the terms of the preferred stock. Please see Item 11(b) of Schedule 14A.

The requested disclosure has been added on page 68.

Approval of A Reverse Stock Split (Proposal No. 4), Page 65

     34. Please indicate the number of outstanding shares that would be affected by the proposed reverse stock split. Please see Item 12(a) of
Schedule 14A.

The information requested has been added on page 68.

     35. If known, please indicate the estimated price per share at which the board believes the expected benefits of the reverse stock split, as summarized on pages 65 and 66, might accrue.

The requested disclosure has been added on page 69 of the revised preliminary proxy statement.

Approval of 208 Equity Incentive Plan (Proposal No. 6), page 68

     36. Please indicate the approximate number of persons in each class of persons who will be eligible to participate in the plan, and state the basis of such participation. Please see Item 10(a)(1) of Schedule 14A.

The requested information has been added on page 72.

     37.  Please provide the new plan benefits table disclosure required by
Item 10(a)(2) of Schedule 14A and the additional information required by Item 10(b)(2) of Schedule 14A.

Since the grants provided for in the 2008 Equity Incentive Plan are discretionary; there are currently no grants outstanding under the plan; and there are no plans or understandings with respect to future grants, there is no information that would be included in a new plan benefits table. As a result, we have not added a new plan benefits table.

     38. Please tell us when the securities available for issuance under the plan will be registered under the Securities Act of 1933, as amended, or, if such registration is not contemplated, the section of the Securities Act or rule of the Commission under which exemption from such registration is claimed and the facts relied upon to make the exemption available. You do not need to include this information in the proxy statement. Please see instruction 5 to Item 10 of Schedule 14A.

A disclosure has been added on page 72 concerning the Company's plan to file a registration statement on Form S-8 to register the shares included in the plan under the Securities Act of 1933, as amended.

     The "Tandy" statement from the Company is attached to this letter.

     Please contact the undersigned if we can be of any additional assistance in connection with your review of this matter.

                                 Very truly yours,

                                 KRYS BOYLE, P.C.


                                 By /s/ James P. Beck
                                    James P. Beck
JPB/jn

Attachment
cc:  CET Services, Inc.



                             CET Services, Inc.
                           12503 E. Euclid Dr., #30
                          Centennial, Colorado 80111
                                (720) 875-9115


                                 July 9, 2008



Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

    Re:  Preliminary Proxy Statement
         SEC File No. 1-13852

Dear Sir/Madam:

On behalf of CET Services, Inc. (the "Company"), please be advised that in connection with the Company's responses to the staff's comments the Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                   Very truly yours,

                                   CET SERVICES, INC



                                   By: /s/ Steven H. Davis
                                       Steven H. Davis, President and CEO